414 Nicollet Mall Minneapolis, MN 55401 Telephone (612) 330-5500

October 12, 2012

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Xcel Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-03034

Dear Ms. Thompson:

Reference is made to your letter to Ms. Teresa S. Madden, dated September 28, 2012, in which you transmitted comments of the Staff of the Division of Corporation Finance with respect to the above filings (the “Staff Comment Letter”).  This letter is submitted on behalf of Xcel Energy Inc. (“Xcel Energy” or the “Company”) in response to the Staff Comment Letter.  To assist you in your review, we have repeated the full text of the Staff’s comments in italics in this letter, and our responses follow immediately.

Consolidated Financial Statements, page 82

Notes to Consolidated Financial Statements, page 88

Note 9. Benefit Plans and Other Postretirement Benefits, page 107

1.  Please tell us and disclose in future filings, information regarding the pension costs and benefit obligations for your defined benefit supplemental retirement income plans for qualifying executive personnel.

Response:

In future filings Xcel Energy will revise its disclosure to include the additional disclosure in substantially the form as follows:

“In addition to the qualified pension plans, Xcel Energy maintains a supplemental executive retirement plan (SERP) and a nonqualified pension plan.  The SERP is maintained for certain executives that were participants in the plan in 2008, when the SERP was closed to new participants.  The nonqualified pension plan provides unfunded, non-qualified benefits for compensation that is in excess of the limits applicable to the qualified pension plans.  The total obligations of the SERP and non-qualified plan as of December 31, 2011 and 2010 were $54.8 million and $47.2 million, respectively.   In 2011 and 2010, Xcel Energy recognized net benefit cost for financial reporting for the SERP and non-qualified plans of $5.7 million and $7.1 million, respectively.”

Note 13. Commitments and Contingent Liabilities, page 130

2.  We note your disclosure on page 142 that you have recorded an estimate of the probable cost of settlement or other disposition for your legal contingencies. You disclose that the ultimate outcome of these matters cannot presently be determined but that the ultimate resolution could have a material effect on your financial position and results of operations. Please tell us how your disclosure is consistent with ASC 450-20-50-2, 50-3(b) and 50-4(b). In this regard, it does not appear that you have provided any quantitative information as to the amount or range of reasonably possible loss in excess of amounts accrued. Please disclose this information in your next Form 10-Q and provide us with your proposed disclosure. Alternatively, if you conclude that you cannot estimate a range of reasonably possible losses for such matters, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please provide an explanation in your response of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure.

Response:

The language in question on page 142 includes an introduction followed by disclosure of specific legal contingencies.  At December 31, 2011, we have no material legal contingencies where the likelihood of loss is greater than remote.  Additionally, it is also less than reasonably possible that the estimate of the effect on the financial statements of a condition, situation or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events.  Xcel Energy believes that all individual pending legal cases meet the disclosure requirements of ASC 450 (including ASC 450-20-50-2, 50-3(b) and 50-4(b)).  In future filings, the following revised introductory disclosure will be included to provide further clarity in substantially the form that follows:

“Xcel Energy is involved in various litigation matters that are being defended and handled in the ordinary course of business. The assessment of whether a loss is probable or a reasonable possibility, and whether the loss or a range of loss is estimable, often involves a series of complex judgments about future events. Management maintains accruals for such losses that are probable of being incurred and subject to reasonable estimation. Management is sometimes unable to estimate an amount or range of a reasonably possible loss, in certain situations, but not limited to where (1) the damages sought are indeterminate, (2) the proceedings are in the early stages, or (3) the matters involve novel or unsettled legal theories. In such cases, there is considerable uncertainty regarding the timing or ultimate resolution of such matters, including a possible eventual loss. For current proceedings not specifically reported herein, management does not anticipate that the ultimate liabilities, if any, arising from such current proceedings would have a material effect on Xcel Energy’s financial statements.”

Xcel Energy’s management has designed and maintains internal control procedures to comply with the accounting and disclosure requirements in accordance with ASC 450.   These procedures include, but are not limited to, the following:

●
Xcel Energy’s Controller’s Organization schedules quarterly disclosure subcommittee meetings with applicable internal legal counsel to review all legal contingencies and update them for changes in facts and circumstances.   This includes the reserve classification (probable, reasonably possible or remote), nature of the loss contingency, potential magnitude and timing and whether an accrual has been recorded and disclosed.

Probable loss contingencies are recorded in accordance with ASC 450-20-25-2.  Reasonably possible loss contingencies are evaluated to assess whether an estimate of possible loss or range can be made and disclosed in accordance with ASC 450-20-50-4.

●	External legal counsel performs a review of the Form 10-K and 10-Q, including the contingencies footnote.

●	Quarterly, we hold a disclosure committee meeting with executive management to discuss disclosures in our Form 10-K and 10-Q, including the contingencies footnote.

In connection with the above response to the Staff’s comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or questions to me at (612) 215-4560.

Very truly yours,

/s/ Teresa S. Madden
Teresa S. Madden
Senior Vice President and Chief Financial Officer